UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             YOUNG BROADCASTING INC.
                             -----------------------
                                (Name of Issuer)

                 Class A Common Stock, $.001 par value per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    987434107
                                    ---------
                                 (CUSIP Number)

                                  May 13, 2005
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)
            [X] Rule 13d-1(c)
            [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.  987434107                                          Page 2 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  TCS CAPITAL INTERNATIONAL, LTD.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                      5         Sole Voting Power
 Number of                               903,654
  Shares
Beneficially          6         Shared Voting Power
  Owned By                               0
    Each
 Reporting            7         Sole Dispositive Power
   Person                                903,654
   With
                      8         Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           903,654

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [X]

11       Percent of Class Represented By Amount in Row (9)

                           5.01%

12       Type of Reporting Person (See Instructions)

                           CO

                                  SCHEDULE 13G

CUSIP No.  987434107                                          Page 3 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  TCS CAPITAL MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5         Sole Voting Power
 Number of                               903,654
  Shares
Beneficially          6         Shared Voting Power
  Owned By                               0
    Each
 Reporting            7         Sole Dispositive Power
   Person                                903,654
   With
                      8         Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           903,654

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [X]

11       Percent of Class Represented By Amount in Row (9)

                           5.01%

12       Type of Reporting Person (See Instructions)

                           OO

                                  SCHEDULE 13G

CUSIP No.  987434107                                          Page 4 of 10 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ERIC SEMLER

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                      5         Sole Voting Power
 Number of                               1,370,629
  Shares
Beneficially          6         Shared Voting Power
  Owned By                               0
    Each
 Reporting            7         Sole Dispositive Power
   Person                                1,370,629
   With
                      8         Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                           1,370,629

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           [ ]

11       Percent of Class Represented By Amount in Row (9)

                           7.61%

12       Type of Reporting Person (See Instructions)

                           IN; HC

                                                              Page 5 of 10 Pages

Item 1(a)         Name of Issuer:

                  Young Broadcasting Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  599 Lexington Avenue, New York, New York 10022

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)   TCS   Capital   International,   Ltd.   ("TCS   Capital
                       International");

                  ii)  TCS Capital Management, LLC ("TCS Capital Management");
                       and

                  iii) Eric Semler ("Mr. Eric Semler").

                  This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital International, TCS Capital, LP, a Delaware limited partnership ("TCS Capital"), and TCS Capital II, LP, a Delaware limited partnership ("TCS Capital II").

                  TCS Capital Management, LLC, a Delaware limited liability company ("TCS Capital Management"), is the investment manager of each of TCS Capital International, TCS Capital and TCS Capital II. In his capacity as the managing member of TCS Capital Management, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of TCS Capital International, TCS Capital and TCS Capital II.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)         Citizenship:

                  1)   TCS   Capital   International   is  a  Cayman   Islands
                       corporation;

                  2) TCS Capital Management is a Delaware limited liability company; and

                  3)   Mr. Eric Semler is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock, par value $.001 per share (the "Class A Shares")

Item 2(e)         CUSIP Number:

                  987434107

                                                              Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  i) As of the date hereof, each of TCS Capital International and TCS Capital Management may be deemed to be the beneficial owner of the 903,654 Class A Shares held for the account of TCS Capital International.

                  ii) As of the date hereof, Mr. Eric Semler may be deemed to be the beneficial owner of 1,370,629 Class A Shares. This number consists of (A) 903,654 Shares held for the account of TCS Capital International, (B) 74,719 Shares held for the account of TCS Capital, and (C) 392,256 Shares held for the account of TCS Capital II.

Item 4(b)         Percent of Class:

                  According to the Issuer's most recent Quarterly Report on Form 10-Q, there were 18,019,412 Class A Shares and 1,941,331 shares of Class B common stock of the Issuer ("Class B Shares") outstanding as of April 18, 2005.

                  i) The number of Class A Shares each of TCS Capital International and TCS Capital Management may be deemed to beneficially own constitutes approximately 5.01% of the total number of outstanding Class A Shares.

                  ii) The number of Class A Shares Mr. Eric Semler may be deemed to beneficially own constitutes approximately 7.61% of the total number of outstanding Class A Shares.

                  Holders of Class A Shares are entitled to one vote per share, and holders of Class B Shares are entitled to ten votes per share, except for votes relating to certain significant transactions. Holders of both classes of common stock of the Issuer vote together as a single class on all matters presented for a vote, except as otherwise required by law. Accordingly, as of the date hereof, (i) the 1,370,629 Class A Shares of which Mr. Eric Semler may be deemed to be the beneficial owner constitute approximately 3.66% of the voting power when the Class A Shares and Class B Shares vote together as a single class, except for votes relating to certain significant transactions; and
(ii) the 903,654 Class A Shares of which each of TCS Capital International and TCS Capital Management may be deemed to be the beneficial owner constitute approximately 2.41% of the voting power when the Class A Shares and Class B Shares vote together as a single class, except for votes relating to certain significant transactions.

Item 4(c)         Number of shares as to which such person has:

         TCS Capital International
         -------------------------
         (i)       Sole power to vote or direct the vote                 903,654

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                        903,654

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

                                                              Page 7 of 10 Pages

         TCS Capital Management
         ---------------------
         (i)       Sole power to vote or direct the vote                 903,654

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                        903,654

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

         Mr. Eric Semler
         ---------------
         (i)       Sole power to vote or direct the vote               1,370,629

         (ii)      Shared power to vote or to direct the vote                  0

         (iii)     Sole power to dispose or to direct the
                   disposition of                                      1,370,629

         (iv)      Shared power to dispose or to direct the
                   disposition of                                              0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The shareholders of TCS Capital International have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of TCS Capital International in accordance with their ownership interests in TCS Capital International.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 8 of 10 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    May 23, 2005                          TCS CAPITAL INTERNATIONAL, LTD.

                                               By: TCS Capital Management, LLC
                                                      its Investment Manager

                                               By: /s/ Eric Semler
                                               ---------------------------------
                                               Name: Eric Semler
                                               Title: Managing Manager

Date:    May 23, 2005                          TCS CAPITAL MANAGEMENT, LLC


                                               By: /s/ Eric Semler
                                               ---------------------------------
                                               Name: Eric Semler
                                               Title: Managing Member

Date:    May 23, 2005                          ERIC SEMLER


                                               /s/ Eric Semler
                                               ---------------------------------

                                                              Page 9 of 10 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------


          A.   Joint Filing  Agreement,  dated as of May 23,
               2005,  by and  among  Mr.  Eric  Semler,  TCS
               Capital  Management,   LLC  and  TCS  Capital
               International, Ltd.                                            10

                                                             Page 10 of 10 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

          The undersigned hereby agree that this Amendment No. 2 on Schedule 13G with respect to the Class A Common Stock of Young Broadcasting Inc., dated as of May 23, 2005, is, and any amendments thereto (including amendments on Schedule
13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:    May 23, 2005                          TCS CAPITAL INTERNATIONAL, LTD.

                                               By: TCS Capital Management, LLC
                                                      its Investment Manager

                                               By: /s/ Eric Semler
                                               ---------------------------------
                                               Name: Eric Semler
                                               Title: Managing Manager

Date:    May 23, 2005                          TCS CAPITAL MANAGEMENT, LLC


                                               By: /s/ Eric Semler
                                               ---------------------------------
                                               Name: Eric Semler
                                               Title: Managing Member

Date:    May 23, 2005                          ERIC SEMLER


                                               /s/ Eric Semler
                                               ---------------------------------